UNLOCKED REALITY INC.

FINANCIAL STATEMENT FOR THE PERIOD OF INCEPTION (OCTOBER 5, 2020) THROUGH DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Unlocked Reality Inc.
San Jose, California

We have reviewed the accompanying financial statements of Unlocked Reality Inc., which comprise the balance sheet as of December 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
October 5, 2021

UNLOCKED REALITY INC.
BALANCE SHEET
DECEMBER 31, 2020
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	9,757
TOTAL CURRENT ASSETS		9,757
PROPERTY AND EQUIPMENT		
Property and equipment, net		2,154
OTHER ASSETS		
Intangible assets		1,249
TOTAL ASSETS	$	13,160

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Due to shareholder	$	7,357
TOTAL CURRENT LIABILITIES		7,357
TOTAL LIABILITIES		7,357
SHAREHOLDERS' EQUITY		
Common stock, see note 5		80
SAFE obligation		10,000
Accumulated deficit		(4,277)
TOTAL SHAREHOLDERS' EQUITY		5,803
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	13,160

See independent accountant's review report and accompanying notes to financial statements.

UNLOCKED REALITY INC.
STATEMENT OF INCOME
FROM INCEPTION (OCTOBER 5, 2020) THROUGH DECEMBER 31, 2020
(unaudited)

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
Advertising expense		2,130
General and administrative		2,147
TOTAL OPERATING EXPENSES		4,277
NET OPERATING LOSS		(4,277)
NET LOSS	$	(4,277)

See independent accountant's review report and accompanying notes to financial statements.

UNLOCKED REALITY INC.
STATEMENT OF EQUITY
FROM INCEPTION (OCTOBER 5, 2020) THROUGH DECEMBER 31, 2020
(unaudited)

| | Common Stock | | Additional | SAFE | Issuance | Retained Earnings | |
	Shares	Amount	Paid-in Capital	Obligations	Costs	(Accumulated Deficit)	Total
BEGINNING BALANCE, OCTOBER 5, 2020 (INCEPTION)	-	$ -	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	8,000,000	80	-	-	-	-	80
Issuance of SAFE obligations	-	-	-	10,000	-	-	10,000
Net loss	-	-	-	-	-	(4,277)	(4,277)
ENDING BALANCE, DECEMBER 31, 2020	8,000,000	$ 80	$ -	$ 10,000	$ -	$ (4,277)	$ 5,803

See independent accountant's review report and accompanying notes to financial statements.

UNLOCKED REALITY INC.
STATEMENT OF CASH FLOWS
FROM INCEPTION (OCTOBER 5, 2020) THROUGH DECEMBER 31, 2020
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(4,277)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation expense		-
CASH USED FOR OPERATING ACTIVITIES		(4,277)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets		(1,249)
Cash used for fixed assets		(2,154)
CASH USED FOR INVESTING ACTIVITIES		(3,403)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock		80
Due to related party		7,357
Issuance of SAFE obligations		10,000
CASH PROVIDED BY FINANCING ACTIVITIES		17,437
NET INCREASE IN CASH		9,757
CASH AT BEGINNING OF YEAR		-
CASH AT END OF YEAR	$	9,757
CASH PAID DURING THE YEAR FOR:		
INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
Unlocked Reality Inc. (the "Company") was incorporated in the State of Delaware on October 5, 2020. The Company is a virtual reality hardware accessories startup. The Company is headquartered in San Jose, California.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, the Company had no accounts receivable.

1. **Summary of Significant Accounting Policies (continued)**

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of trademarks. The Company evaluates intangible assets on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the impairment test. The second step of the impairment test involves comparing the implied fair value of the affected reporting unit's asset with the carrying value of that asset. The amount, by which the carrying value of the asset exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of its intangible asset completed during the year resulted in no impairment losses.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

1. **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling virtual reality accessory products. The Company's payments are generally collected upfront. For period of inception through December 31, 2020, the Company recognized nil in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>**Property and Equipment**</u>

Property and equipment consisted of the following at December 31, 2020:

Property and equipment at cost:

Office Equipment	$	2,154
		2,154
Less: Accumulated depreciation		-
Total	$	2,154

4. <u>**Due to Related Party**</u>

Since inception, the majority shareholder of the Company loaned the Company a total of $7,357 as of December 31, 2020. The loan carries no interest or maturity date. Management intends to repay this amount in the next year.

5. <u>**Equity**</u>

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.00001 par value per share. As of December 31, 2020, 8,000,000 shares have been issued and are outstanding.

SAFE Obligation
The Company has issued one Simple Agreements for Future Equity (SAFE), which conveys to each investor rights to certain shares of the Company's capital stock if future events occur, such as equity financing, liquidity events or dissolution event. The SAFE obligation has no valuation cap and no discount rate. As of December 31, 2020, $10,000 of SAFE obligations were outstanding.

Equity Incentive
The Company's 2020 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,000,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2020, no shares have been issued under the Plan.

6. <u>**Subsequent Events**</u>

SAFE Obligations
In 2021, the Company issued two SAFEs for a total of $100,000, with the same terms discussed in Note 5.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in common stock in the Company. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through NetCapital Funding Portal, Inc. (the "Intermediary" aka "NetCapital"). The Intermediary will be entitled to receive a 4.9% commission fee and a $5,000 listing fee.

Managements Evaluation
The Company has evaluated subsequent events through October 5, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.